Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-129643
Date: November 14, 2005

PRESS RELEASE — November 10, 2005

All currency figures in US dollars

Barrick Files Formal Bid for Placer Dome

Barrick Gold Corporation announced today that it has filed with securities regulators in Canada and the United States its formal offer to acquire all the outstanding shares of Placer Dome Inc. Barrick is commencing the mailing of its offering circular and related documents to Placer Dome shareholders.

The offer remains open until 8:00 p.m. (Toronto time) on December 20, 2005, unless the offer is withdrawn or extended by Barrick. Under the terms of the offer, Placer Dome shareholders will have the right to elect to receive $20.50 in cash or 0.7518 of a Barrick common share plus $0.05 in cash for each Placer Dome common share, subject to pro ration based upon the maximum amount of cash and Barrick common shares available under the offer.

The offer price of $20.50 per share represents a premium of approximately 24% over the closing price of the Placer Dome shares on the NYSE on October 28, 2005, the last trading day prior to Barrick’s announcement of its intention to make the offer, and a premium of approximately 27% over the average closing price of the Placer Dome shares on the NYSE for the ten trading days immediately preceding the announcement date.

“We are excited about the value that we can create through the combination of two Canadian-based gold mining companies both here in Canada and on the international stage. Our agreement with Goldcorp Inc. adds a unique element that will further strengthen the competitive position of Canadian-based companies,” said Greg Wilkins, President and Chief Executive Officer.

“We can deliver value for Placer Dome and Barrick shareholders by combining our assets, people and projects,” said Mr. Wilkins. “Placer Dome shareholders will receive both a significant premium on their investment and the opportunity to participate in the combined enterprise — one with a solid foundation of operating assets and financial resources, and an unrivalled pipeline of projects and exploration properties to expand internationally. We look forward to working with Placer Dome’s dedicated employees to achieve our vision to become the world’s best gold mining company.”

Barrick has also made the necessary anti-trust filings with the regulatory authorities in Canada and the United States.

The offer documents are available on www.sec.gov, www.sedar.com and the dedicated Barrick website www.barrick.com/offertoplacer.

BARRICK GOLD CORPORATION	1	PRESS RELEASE

Important Notice

     On November 10, 2005, Barrick filed with the US Securities and Exchange Commission a Registration Statement which includes Barrick’s offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular will be sent to shareholders of Placer Dome Inc. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained free of charge by directing a request to Barrick’s Media or Investor Relations department.

Forward-Looking Statements

     Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements.” The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information:

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Mary Ellen Thorburn	Vincent Borg
Vice President,	Director,	Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7363	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com

BARRICK GOLD CORPORATION	2	PRESS RELEASE